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  FORM 3
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U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of       2. Date of Event Requiring           4.  Issuer Name and Ticker or Trading Symbol
   Reporting Person*            Statement (Month/Day/Year)
                                August 10, 1999                       LabOne, Inc.

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(Last) (First) (Middle)      3. IRS or Social Security Number     5. Relationship of Reporting Person to    6. If Amendment, Date of
                                of Reporting Person                  Issuer (Check all applicable)             Original
Grant II, W. Thomas             (Voluntary)                                                                    (Month/Day/Year)
                                                                     X Director            __10% Owner

                                                                     X Officer             __Other
                                                                       (give title below)    (specify below)

                                                                       Chairman of the Board of Directors,
                                                                       President, Chief Executive Officer
                                                                       and Class C Director.

-----------------------------                                                                              ------------------------
          (Street)                                                                                          7. Individual or Joint/
                                                                                                               Group Filing (Check
10101 Renner Boulevard                                                                                         applicable Line)

                                                                                                               X  Form filed by One
                                                                                                                  Reporting Person
                                                                                                               __ Form filed by More
                                                                                                                  than One Reporting
                                                                                                                  Person
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(City) (State) (Zip)                                        Table 1 - Non-Derivative Securities Beneficially Owned
Lenexa, Kansas  66219
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
1. Title of Security         2. Amount of                         3. Ownership                   4. Nature of Indirect
                                Securities                           Form:  Direct                  Beneficial Ownership
                                Beneficially Owned                   (D) or Indirect                (Instr. 5)
                                (Inst. 4)                            (I) (Instr. 5)
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Common Stock                 119,883                              I                              (1)
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Common Stock                 111,415                              D(2)
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*  If the Form is filed by more than one Reporting Person, see instruction 5(b)(v).  Reminder:  Report on a  separate  line for each
   class of securities beneficially owned directly or indirectly.               (Print or Type Responses)

                                                                                                                   PAGE 1 OF 2 PAGES


(Table Continued)

FORM 3 (cont'd.) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of                  2. Date exer-           3. Title and                4. Conver-        5. Ownership        6. Nature of
   Derivative                   cisable and             Amount of                   sion or           Form of             Indirect
   Security                     Expiration              Securities                  Exercise          Derivative          Beneficial
   (Inst. 4)                    Date (Month/            Underlying                  Price of          Security:           Ownership
                                Day/Year)               Derivative                  Derivative        Direct (d)          (Instr. 5)
                                                        Security                    Security          or Indirect
                                                        (Inst. 4)                                     (I) (Instr.
                                                                                                       5)
                              --------------------------------------------------
                              Date        Expira-                     Amount
                              Exer-       Tion           Title        or Number
                              cisable     Date                        of Shares
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Employee Longterm Incentive   01/02/1995  01/02/2001  Common Stock      27,431   $09.8750
Stock Plan (01/02/91)
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Employee Longterm Incentive   05/09/2002  05/09/2007  Common Stock      75,000   $17.8125
Stock Plan (05/09/97)
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

Explanation of Responses: (1) Includes (a) 33,663 shares of common stock held by Mr. Grant as custodian for his children; (b) 67,500 shares held in a family trust for which Mr. Grant serves as a co-trustee and in that capacity shares voting and investment powers; and (c) 18,720 shares owned by Mr. Grant's wife as to which Mr. Grant disclaims beneficial ownership.

(2) Includes 22,365 shares of common stock held in an individually directed account under LabOne's 401(k) profit-sharing plan, as to which Mr. Grant has sole investment power only.

** Intentional  misstatements  or omissions of facts constitute Federal Criminal
   Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                             /s/ W. Thomas Grant II           August 13, 1999
                             ---------------------------      ------------------
                             W. Thomas Grant II               Date



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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